                      SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM 11-K

(Mark One)

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
     OF 1934

     FOR THE FISCAL YEAR ENDED   March 31, 1999
                                 ----------------------------------------------

                                       OR

[_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

     FOR THE TRANSITION PERIOD FROM                      TO
                                    --------------------    ------------------

     Commission File Number:  000-24373

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                 GLOBAL IMAGING SYSTEMS 401(K) RETIREMENT PLAN
                      3820 NORTHDALE BOULEVARD, SUITE 200A
                              TAMPA, FLORIDA 33624

     B. Name of issuer of the securities held pursuant to the plan and the address its principal executive office:

                          GLOBAL IMAGING SYSTEMS, INC.
                      3820 NORTHDALE BOULEVARD, SUITE 200A
                              TAMPA, FLORIDA 33624

GLOBAL IMAGING SYSTEMS, INC.
401(k) Retirement Plan

Index of Financial Statements and Supplemental Schedules
March 31, 1999 and 1998
--------------------------------------------------------------------------------

                                                                         Page(s)
                                                                         -------

Report of Independent Certified Public Accountants                         1-2

Statements of Net Assets Available for Plan Benefits
 with Fund Information at March 31, 1999 and 1998                          3-6

Statements of Changes in Net Assets Available for Plan Benefits with
 Fund Information for the Years Ended March 31, 1999 and 1998             7-10

Notes to Financial Statements                                             11-16


Supplemental Schedules:*

Schedule I - Schedule of Assets Held for Investment Purposes at
 March 31, 1999                                                            17

Schedule II - Schedule of Reportable Transactions for the Year Ended
 March 31, 1999                                                            18



* Other schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


To the Participants and Administrator of the Global Imaging Systems, Inc.
401(k) Retirement Plan

We have audited the accompanying statements of net assets available for plan benefits of the Global Imaging Systems, Inc. 401(k) Retirement Plan (the "Plan") as of March 31, 1999 and 1998 and the related statement of changes in net assets available for plan benefits for the years then ended. These financial statements and schedules are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits.

Except as explained in the following paragraph, we conducted our audits in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As permitted by 29 CFR 2520.103-8 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, investment assets held by Prudential Bank and Trust Company, the trustee of the Plan, and transactions in those assets were excluded from the scope of our audit of the Plan's 1998 financial statements, except for comparing the information provided by the trustee, which is summarized in Note 3, with the related information included in the financial statements.

Because of the significance of the information that we did not audit, we are unable to, and do not, express an opinion on the accompanying financial statements as of and for the year ended March 31, 1998 taken as a whole. The form and content of the information included in the 1998 financial statements, other than that derived from the information certified by the trustee, have been audited by us and, in our opinion, are presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

In our opinion, the financial statements, referred to above, of Global Imaging Systems, Inc. 401(k) Retirement Plan as of March 31, 1999, and for the year then ended, present fairly, in all material respects, the net assets available for plan benefits of Global Imaging Systems, Inc. 401(k) Retirement Plan as of March 31, 1999, and changes in net assets available for plan benefits for the year then ended in conformity with generally accepted accounting principles.

Our audit of the Plan's financial statements as of and for the year ended March 31, 1999, was made for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes and Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. These supplemental schedules and fund information are the responsibility of the Plan's management. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audit of the basic financial statements for the year ended March 31, 1999, and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



PricewaterhouseCoopers LLP
Tampa, Florida
October 11, 1999

Global Imaging Systems, Inc.                                         Page 1 of 2

401(k) Retirement Plan
Statement of Net Assets Available for Plan Benefits with Fund Information
March 31, 1999
--------------------------------------------------------------------------------

                                                                                                        Prudential
                                                                      Prudential                       International
                                                        Money           Equity         Prudential          Global
                                                       Market           Income          Balanced           Income
                                                        Funds            Fund             Fund              Fund
Assets
Investments, at fair value:
   Money Market Funds                               $   2,319,640    $           -    $           -   $              -
   Mutual Funds                                                 -          840,477          868,634          2,578,354
   Global Imaging Systems, Inc. stock                           -                -                -                  -
   Participant Loans                                            -                -                -                  -
                                                    --------------   --------------  ---------------  -----------------
      Total investments                                 2,319,640          840,477          868,634          2,578,354

Contributions receivable:
   Participants'                                                -                -                -                  -
   Employer's                                                   -                -                -                  -
                                                    --------------   --------------  ---------------  -----------------
      Total receivables                                         -                -                -                  -
                                                    --------------   --------------  ---------------  -----------------
      Total assets                                      2,319,640          840,477          868,634          2,578,354

Liabilities
Accrued expenses                                                -                -                -                  -
                                                    --------------   --------------  ---------------  -----------------
      Total liabilities                                         -                -                -                  -
                                                    --------------   --------------  ---------------  -----------------
Net assets available for plan benefits              $   2,319,640    $     840,477   $      868,634   $      2,578,354
                                                    ==============   ==============  ===============  =================

                                                      Prudential          Fidelity
                                                       Government          Advisor
                                                         Short-            Equity
                                                      Intermediate         Growth
                                                       Term Fund            Fund
Assets
Investments, at fair value:
   Money Market Funds                               $              -   $             -
   Mutual Funds                                              267,019        11,757,872
   Global Imaging Systems, Inc. stock                              -                 -
   Participant Loans                                               -                 -
                                                    -----------------  ----------------
      Total investments                                      267,019        11,757,872

Contributions receivable:
   Participants'                                                   -                 -
   Employer's                                                      -                 -
                                                    -----------------  ----------------
      Total receivables                                            -                 -
                                                    -----------------  ----------------
      Total assets                                           267,019        11,757,872

Liabilities
Accrued expenses                                                   -                 -
                                                    -----------------  ----------------
      Total liabilities                                            -                 -
                                                    -----------------  ----------------
Net assets available for plan benefits              $        267,019   $    11,757,872
                                                    =================  ================

   The accompanying notes are an integral part of the financial statements.

Global Imaging Systems, Inc.                                         Page 2 of 2

401(k) Retirement Plan
Statement of Net Assets Available for Plan Benefits with Fund Information
March 31, 1999
--------------------------------------------------------------------------------

                                                                                          Global
                                                                                          Imaging
                                               Putnam        Putnam           Aim         Systems
                                              Voyager        Income         Balanced        Inc.        Participant
                                                Fund          Fund            Fund         Stock           Loans          Other
Assets
Investments, at
 fair value:
   Money Market Funds                      $          -   $          -   $          -   $          -   $          -   $          -
   Mutual Funds                               6,443,100      1,633,611      1,118,408              -              -              -
   Global Imaging Systems, Inc. stock                 -              -              -         44,301                             -
   Participant Loans                                  -              -              -              -        228,523              -
                                           ------------   ------------   ------------   ------------   ------------   ------------
      Total investments                       6,443,100      1,633,611      1,118,408         44,301        228,523              -

Contributions receivable:
   Participants'                                      -              -              -              -              -         72,657
   Employer's                                         -              -              -              -              -        236,034
                                           ------------   ------------   ------------   ------------   ------------   ------------
      Total receivables                               -              -              -              -              -        308,691
                                           ------------   ------------   ------------   ------------   ------------   ------------
      Total assets                            6,443,100      1,633,611      1,118,408         44,301        228,523        308,691

Liabilities
Accrued expenses                                      -              -              -              -              -              -
                                           ------------   ------------   ------------   ------------   ------------   ------------
      Total liabilities                               -              -              -              -              -              -
                                           ------------   ------------   ------------   ------------   ------------   ------------
Net assets available for plan benefits     $  6,443,100   $  1,633,611   $  1,118,408   $     44,301   $    228,523   $    308,691
                                           ============   ============   ============   ============   ============   ============

                                                Total
Assets
Investments, at
 fair value:
   Money Market Funds                        $  2,319,640
   Mutual Funds                                25,507,475
   Global Imaging Systems, Inc. stock              44,301
   Participant Loans                              228,523
                                             ------------
      Total investments                        28,099,939

Contributions receivable:
   Participants'                                   72,657
   Employer's                                     236,034
                                             ------------
      Total receivables                           308,691
                                             ------------
      Total assets                             28,408,630

Liabilities
Accrued expenses                                        -
                                             ------------
      Total liabilities                                 -
                                             ------------
Net assets available for plan benefits       $ 28,408,630
                                             ============

   The accompanying notes are an integral part of the financial statements.

Global Imaging Systems, Inc.                                         Page 1 of 2

401(k) Retirement Plan
Statement of Net Assets Available for Plan Benefits with Fund Information
March 31, 1998
--------------------------------------------------------------------------------

                                                                      Prudential                        Prudential
                                                        Money           Equity         Prudential     International
                                                       Market           Income          Balanced          Global
                                                        Funds            Fund             Fund             Fund
Assets
Investments, at fair value:
   Money Market Funds                               $     859,559    $           -   $            -   $            -
   Mutual Funds                                                 -          213,099        1,079,359        1,456,727
   Participant Loans                                            -                -                -                -
                                                    -------------    -------------   --------------   --------------
      Total investments                                   859,559          213,099        1,079,359        1,456,727

Contributions receivable:
   Participants'                                                -                -                -                -
   Employer's                                                   -                -                -                -
                                                    -------------    -------------   --------------   --------------
      Total receivables                                         -                -                -                -
                                                    -------------    -------------   --------------   --------------
      Total assets                                        859,559          213,099        1,079,359        1,456,727

Liabilities
Accrued expenses                                                -                -                -                -
                                                    -------------    -------------   --------------   --------------
      Total liabilities                                         -                -                -                -
                                                    -------------    -------------   --------------   --------------
Net assets available for plan benefits              $     859,559    $     213,099   $    1,079,359   $    1,456,727
                                                    =============    =============   ==============   ==============

                                                        Prudential        Fidelity
                                                        Government         Advisor
                                                          Short-           Equity
                                                       Intermediate        Growth
                                                           Fund             Fund
Assets
Investments, at fair value:
   Money Market Funds                                 $            -    $           -
   Mutual Funds                                              164,541        5,859,883
   Participant Loans                                               -                -
                                                      --------------    -------------
      Total investments                                      164,541        5,859,883

Contributions receivable:
   Participants'                                                   -                -
   Employer's                                                      -                -
                                                      --------------    -------------
      Total receivables                                            -                -
                                                      --------------    -------------
      Total assets                                           164,541        5,859,883

Liabilities
Accrued expenses                                                   -                -
                                                      --------------    -------------
      Total liabilities                                            -                -
                                                      --------------    -------------
Net assets available for plan benefits                $      164,541    $   5,859,883
                                                      ==============    =============

   The accompanying notes are an integral part of the financial statements.

Global Imaging Systems, Inc.                                         Page 2 of 2

401(k) Retirement Plan
Statement of Net Assets Available for Plan Benefits with Fund Information
March 31, 1998
--------------------------------------------------------------------------------

                                               Putnam        Putnam           Aim
                                              Voyager        Income         Balanced     Participant
                                                Fund          Fund            Fund          Loans         Other          Total
Assets
Investments, at fair value:
   Money Market Funds                      $          -   $          -   $          -   $          -   $          -   $    859,559
   Mutual Funds                               2,903,724        814,817        155,661              -              -     12,647,811
   Participant Loans                                  -              -                       127,415              -        127,415
                                           ------------   ------------   ------------   ------------   ------------   ------------
      Total investments                       2,903,724        814,817        155,661        127,415              -     13,634,785
Contributions receivable:
   Participants'                                      -              -              -              -         80,753         80,753
   Employer's                                         -              -              -              -        172,138        172,138
                                           ------------   ------------   ------------   ------------   ------------   ------------
      Total receivables                               -              -              -              -        252,891        252,891
                                           ------------   ------------   ------------   ------------   ------------   ------------
      Total assets                            2,903,724        814,817        155,661        127,415        252,891     13,887,676
Liabilities
Accrued expenses                                      -              -              -              -          7,879          7,879
                                           ------------   ------------   ------------   ------------   ------------   ------------
      Total liabilities                               -              -              -              -          7,879          7,879
                                           ------------   ------------   ------------   ------------   ------------   ------------
Net assets available for plan benefits     $  2,903,724   $    814,817   $    155,661   $    127,415   $    245,012   $ 13,879,797
                                           ============   ============   ============   ============   ============   ============

   The accompanying notes are an integral part of the financial statements.

Global Imaging Systems, Inc.                                         Page 1 of 2
401(k) Retirement Plan
Statement of Changes in Net Assets Available for Plan Benefits with Fund Information
For the Year Ended March 31, 1999
--------------------------------------------------------------------------------


                                                                                                    Prudential       Prudential
                                                                      Prudential                   International     Government
                                                        Money           Equity       Prudential       Global           Short-
                                                        Market          Income        Balanced        Income        Intermediate
                                                        Funds            Fund           Fund           Fund          Term Fund
Additions to net assets attributed to:
   Investment income:
      Net appreciation (depreciation)
       in fair value of investments                 $         (200)   $  (158,692)  $    (21,621)  $      63,218   $       (2,616)
      Interest and dividends                                68,786         73,233         76,425         102,049           12,551
                                                    ---------------  -------------  -------------  --------------  ---------------
                                                            68,586        (85,459)        54,804         165,267            9,935

   Contributions:
      Participants'                                         92,308        141,551        106,621         370,859           34,544
      Employer's                                            22,917         37,503         26,737          96,261            8,090
                                                    ---------------  -------------  -------------  --------------  ---------------
        Total contributions                                115,225        179,054        133,358         467,120           42,634
      Transfers from other plans                           375,994        784,403         87,775         832,801          101,959
                                                    ---------------  -------------  -------------  --------------  ---------------
        Total additions                                    559,805        877,998        275,937       1,465,188          154,528
                                                    ---------------  -------------  -------------  --------------  ---------------
   Deductions from net assets attributed to:
      Benefits paid to participants                       (364,059)        (6,869)       (23,816)        (94,844)         (25,541)
      Administrative expenses                                    -              -              -               -                -
                                                    ---------------  -------------  -------------  --------------  ---------------
        Total deductions                                  (364,059)        (6,869)       (23,816)        (94,844)         (25,541)
                                                    ---------------  -------------  -------------  --------------  ---------------
   Net increase prior to
    interfund transfers                                    195,746        871,129        252,121       1,370,344          128,987
   Interfund transfers                                   1,264,335       (243,751)      (462,846)       (248,717)         (26,509)
                                                    ---------------  -------------  -------------  --------------  ---------------
      Net increase (decrease)                            1,460,081        627,378       (210,725)       1,121,627          102,478
      Net assets available for plan benefits:
      Beginning of year                                    859,559        213,099      1,079,359       1,456,727          164,541
                                                    ---------------  -------------  -------------  --------------  ---------------
      End of year                                   $    2,319,640   $    840,477   $    868,634   $   2,578,354   $      267,019
                                                    ===============  =============  =============  ==============  ===============

                                                         Fidelity
                                                         Advisor
                                                          Equity           Putnam
                                                          Growth           Voyager
                                                           Fund             Fund
Additions to net assets attributed to:
   Investment income:
      Net appreciation (depreciation)
       in fair value of investments                   $    1,518,527    $     442,212
      Interest and dividends                               1,149,922          390,143
                                                      ---------------   --------------
                                                           2,668,449          832,355

   Contributions:
      Participants'                                        1,171,062          816,464
      Employer's                                             223,971          144,325
                                                      ---------------   --------------
        Total contributions                                1,395,033          960,789
      Transfers from other plans                           2,099,926        1,920,377
                                                      ---------------   --------------
        Total additions                                    6,163,408        3,713,521
                                                      ---------------   --------------
   Deductions from net assets attributed to:
      Benefits paid to participants                         (343,577)        (264,332)
      Administrative expenses                                      -                -
                                                      ---------------   --------------
        Total deductions                                    (343,577)        (264,332)
                                                      ---------------   --------------
   Net increase prior to
    interfund transfers                                    5,819,831        3,449,189
   Interfund transfers                                        78,158           90,187
                                                      ---------------   --------------
      Net increase (decrease)                              5,897,989        3,539,376
      Net assets available for plan benefits:
      Beginning of year                                    5,859,883        2,903,724
                                                      ---------------   --------------
      End of year                                     $   11,757,872    $   6,443,100
                                                      ===============   ==============

   The accompanying notes are an integral part of the financial statements.

Global Imaging Systems, Inc.                                         Page 2 of 2
401(k) Retirement Plan
Statement of Changes in Net Assets Available for Plan Benefits with Fund
 Information
For the Year Ended March 31, 1999
--------------------------------------------------------------------------------

                                                                                              Global
                                                    Putnam         AIM        Commercial     Imaging
                                                    Income       Balanced     Union Life   Systems, Inc.   Participant
                                                     Fund          Fund       Insurance       Stock           Loans
Additions to net assets attributed to:
   Investment income:
      Net appreciation (depreciation)
       in fair value of investments               $  (69,823)   $   60,084    $        -    $  (12,206)    $        -
      Interest and dividends                          87,412        28,269             -             -         29,241
                                                  ----------    ----------    ----------    ----------     ----------
                                                      17,589        88,353             -       (12,206)        29,241

Contributions:
   Participants'                                     235,211       127,600             -        39,479              -
   Employer's                                         65,304        35,403             -        14,704              -
                                                  ----------    ----------    ----------    ----------     ----------
      Total contributions                            300,515       163,003             -        54,183              -
Transfer from other plans                            593,710       813,274             -         3,159        235,215
                                                  ----------    ----------    ----------    ----------     ----------
      Total additions                                911,814     1,064,630             -        45,136        264,456
                                                  ----------    ----------    ----------    ----------     ----------
Deductions from net assets attributed to:
   Benefits paid to participants                    (100,963)      (42,787)            -        (1,177)        (6,221)
   Administrative expenses                                 -             -        (2,093)            -              -
                                                  ----------    ----------    ----------    ----------     ----------
      Total deductions                              (100,963)      (42,787)       (2,093)       (1,177)        (6,221)
                                                  ----------    ----------    ----------    ----------     ----------
Net increase prior to
 interfund transfers                                 810,851     1,021,843        (2,093)       43,959        258,235
Interfund transfers                                    7,943       (59,096)        2,093           342       (157,127)
                                                  ----------    ----------    ----------    ----------     ----------
   Net increase                                      818,794       962,747             -        44,301        101,108
Net assets available for plan benefits:
   Beginning of year                                 814,817       155,661             -             -        127,415
                                                  ----------    ----------    ----------    ----------     ----------
   End of year                                    $1,633,611    $1,118,408    $        -    $   44,301     $  228,523
                                                  ==========    ==========    ==========    ==========     ==========

                                                   Other           Total
Additions to net assets attributed to:
   Investment income:
      Net appreciation (depreciation)
       in fair value of investments             $        -      $ 1,818,883
      Interest and dividends                             -        2,018,031
                                                ----------      -----------
                                                         -        3,836,914

Contributions:
   Participants'                                    72,657        3,208,356
   Employer's                                      236,034          911,249
                                                ----------      -----------
      Total contributions                          308,691        4,119,605
Transfer from other plans                                -        7,848,593
                                                ----------      -----------
      Total additions                              308,691       15,805,112
                                                ----------      -----------
Deductions from net assets attributed to:
   Benefits paid to participants                         -       (1,274,186)
   Administrative expenses                               -           (2,093)
                                                ----------      -----------
      Total deductions                                   -       (1,276,279)
                                                ----------      -----------
Net increase prior to
 interfund transfers                               308,691       14,528,833
Interfund transfers                               (245,012)               -
                                                ----------      -----------
   Net increase                                     63,679       14,528,833
Net assets available for plan benefits:
   Beginning of year                               245,012       13,879,797
                                                ----------      -----------
   End of year                                  $  308,691      $28,408,630
                                                ==========      ===========


   The accompanying notes are an integral part of the financial statements.

Global Imaging Systems, Inc.                                         Page 1 of 2

401(k) Retirement Plan
Statement of Changes in Net Assets Available for Plan Benefits with Fund Information
For the Year Ended March 31, 1998
--------------------------------------------------------------------------------

                                                                                                Prudential       Prudential
                                                                Prudential                    International      Government
                                                   Money          Equity       Prudential         Global           Short-
                                                   Market         Income        Balanced          Income        Intermediate
                                                   Funds           Fund           Fund             Fund          Term Fund
Additions to net assets attributed to:
   Investment income:
      Net appreciation (depreciation)
       in fair value of investments             $        (98)  $     13,100   $      64,660   $       95,814   $        2,463
      Interest and dividends                          25,938            714          77,878          122,570            7,185
                                                ------------   ------------   -------------   --------------   --------------
                                                      25,840         13,814         142,538          218,384            9,648

   Contributions:
      Participants'                                   43,039         13,055          77,712          186,535           25,534
      Employer's                                      53,229          2,964           8,795           24,741            2,836
                                                ------------   ------------   -------------   --------------   --------------
        Total contributions                           96,268         16,019          86,507          211,276           28,370
   Transfers from other plans                        481,575         55,613         556,178          286,091           55,522
                                                ------------   ------------   -------------   --------------   --------------
        Total additions                              603,683         85,446         785,223          715,751           93,540
                                                ------------   ------------   -------------   --------------   --------------
Deductions from net assets attributed to:
      Benefits paid to participants                 (166,537)             -         (11,474)         (39,616)         (25,035)
      Administrative expenses                              -              -               -                -                -
                                                ------------   ------------   -------------   --------------   --------------
        Total deductions                            (166,537)             -         (11,474)         (39,616)         (25,035)
                                                ------------   ------------   -------------   --------------   --------------
Net increase prior to
 interfund transfers                                 437,146         85,446         773,749          676,135           68,505
Interfund transfers                                  (48,159)       127,653         (60,545)          (1,744)            (109)
                                                ------------   ------------   -------------   --------------   --------------
   Net increase (decrease)                           388,987        213,099         713,204          674,391           68,396
Net assets available for plan benefits:
   Beginning of year                                 470,572              -         366,155          782,336           96,145
                                                ------------   ------------   -------------   --------------   --------------
   End of year                                  $    859,559   $    213,099   $   1,079,359   $    1,456,727   $      164,541
                                                ============   ============   =============   ==============   ==============

                                                    Fidelity
                                                     Advisor
                                                     Equity           Putnam
                                                     Growth           Voyager
                                                      Fund             Fund
Additions to net assets attributed to:
   Investment income:
      Net appreciation (depreciation)
       in fair value of investments               $     922,117    $    659,372
      Interest and dividends                            526,010         116,215
                                                  -------------    ------------
                                                      1,448,127         775,587

   Contributions:
      Participants'                                     608,825         401,274
      Employer's                                         89,249          57,743
                                                  -------------    ------------
        Total contributions                             698,074         459,017
   Transfers from other plans                         1,053,384         760,295
                                                  -------------    ------------
        Total additions                               3,199,585       1,994,899
                                                  -------------    ------------
Deductions from net assets attributed to:
      Benefits paid to participants                    (157,260)        (71,759)
      Administrative expenses                                 -               -
                                                  -------------    ------------
        Total deductions                               (157,260)        (71,759)
                                                  -------------    ------------
Net increase prior to
 interfund transfers                                  3,042,325       1,923,140
Interfund transfers                                      (1,435)        (27,877)
                                                  -------------    ------------
   Net increase (decrease)                            3,040,890       1,895,263
Net assets available for plan benefits:
   Beginning of year                                  2,818,993       1,008,461
                                                  -------------    ------------
   End of year                                    $   5,859,883    $  2,903,724
                                                  =============    ============

   The accompanying notes are an integral part of the financial statements.

Global Imaging Systems, Inc.                                        Page 2 of 2

401(k) Retirement Plan
Statement of Changes in Net Assets Available for Plan Benefits with Fund Information
For the Year Ended March 31, 1998
--------------------------------------------------------------------------------

                                                            Putnam           AIM           Commercial
                                                            Income         Balanced        Union Life       Participant
                                                             Fund            Fund           Insurance          Loans
Additions to net assets attributed to:
   Investment income:
      Net appreciation (depreciation)
       in fair value of investments                       $    21,864   $        4,137   $         3,735   $           -
      Interest and dividends                                   42,288              371                 -           7,662
                                                          -----------   --------------   ---------------   -------------
                                                               64,152            4,508             3,735           7,662

Contributions:
   Participants'                                              133,373           11,446                 -               -
   Employer's                                                  19,443            3,179                 -               -
                                                          -----------   --------------   ---------------   -------------
      Total contributions                                     152,816           14,625                 -               -
Transfer from other plans                                     161,024           32,517                 -         113,995
                                                          -----------   --------------   ---------------   -------------
      Total additions                                         377,992           51,650             3,735         121,657
                                                          -----------   --------------   ---------------   -------------

Deductions from net assets attributed to:
   Benefits paid to participants                              (66,130)               -           (15,096)         (2,246)
   Administrative expenses                                          -                -              (536)              -
                                                          -----------   --------------   ---------------   -------------
      Total deductions                                        (66,130)               -           (15,632)         (2,246)
                                                          -----------   --------------   ---------------   -------------
Net increase prior to
 interfund transfers                                          311,862           51,650           (11,897)        119,411
Interfund transfers                                              (267)         104,011           (59,231)        (32,297)
                                                          -----------   --------------   ---------------   -------------
   Net increase (decrease)                                    311,595          155,661           (71,128)         87,114
Net assets available for plan benefits:
   Beginning of year                                          503,222                -            71,128          40,301
                                                          -----------   --------------   ---------------   -------------
   End of year                                            $   814,817   $      155,661   $             -   $     127,415
                                                          ===========   ==============   ===============   =============

                                                              Other             Total
Additions to net assets attributed to:
   Investment income:
      Net appreciation (depreciation)
       in fair value of investments                       $            -   $     1,787,164
      Interest and  dividends                                          -           926,831
                                                          --------------   ---------------
                                                                       -         2,713,995

Contributions:
   Participants'                                                  52,434         1,553,227
   Employer's                                                     36,958           299,137
                                                          --------------   ---------------
      Total contributions                                         89,392         1,852,364
Transfer from other plans                                              -         3,556,194
                                                          --------------   ---------------
      Total additions                                             89,392         8,122,553
                                                          ---------------  ---------------

Deductions from net assets attributed to:
   Benefits paid to participants                                       -          (555,153)
   Administrative expenses                                        (7,879)           (8,415)
                                                          --------------   ---------------
      Total deductions                                            (7,879)         (563,568)
                                                          --------------   ---------------
Net increase prior to
 interfund transfers                                              81,513         7,558,985
Interfund transfers                                                    -                 -
                                                          --------------   ---------------
   Net increase (decrease)                                        81,513         7,558,985
Net assets available for plan benefits:                                                  -
   Beginning of year                                             163,499         6,320,812
                                                          --------------   ---------------
   End of year                                            $      245,012      $ 13,879,797
                                                          ==============   ===============

    The accompanying notes are an integral part of the financial statements

Global Imaging Systems, Inc.

401(k) Retirement Plan
Notes to Financial Statements
--------------------------------------------------------------------------------

1. Description of Plan:

   The following description of the Global Imaging Systems, Inc. (the "Company") 401(k) Retirement Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement and related Plan amendments for a more complete description of the Plan's provisions.

   General

   The Plan, established May 1, 1996, is a defined contribution savings plan covering substantially all employees of Global Imaging Systems, Inc. (the "Sponsor") and its subsidiaries, including Bloom's Incorporated, Proview, Inc., Carr Business Machines of Great Neck, Inc., Centre Business Products, Inc., and Distinctive Business Products, all of which were acquired during fiscal 1999 and have adopted the Plan as of March 31, 1999 (collectively and individually referred to as the "Employer"), who have attained age 21 and 1,000 hours of service, excluding employees subject to a collective bargaining agreement, leased employees and nonresident aliens. See Note 8 for companies acquired after March 31, 1999 which have adopted the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan adopted several amendments to the Plan agreement during the years ended March 31, 1999 and 1998 to allow the transfer of participant balances from predecessor savings plans into the Plan.

   Contributions

   As of November 1, 1998, eligible participants may contribute up to 18% of pretax annual compensation, as defined by the Plan, subject to certain IRS limitations. Previously, the participants were eligible to contribute up to 15% of pretax annual compensation. Participants may also contribute amounts representing distributions from other qualified plans. Employer matching contributions of 50% of the first 6% of compensation and non-elective contributions are determined annually at the discretion of each employer. The Employer may also make discretionary contributions based on existing profit sharing plans of companies acquired. For the year ended March 31, 1999, the Employer made discretionary contributions of $140,730.

   Participant Accounts

   Each participant's account is credited with the participant's contributions, allocations of Employer contributions and Plan earnings and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined in the Plan agreement. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

   Forfeitures

   At March 31, 1999, forfeited nonvested accounts totaled $44,801. Forfeited balances of terminated participants' non-vested accounts will be used to reduce future employer contributions. For the year ended March 31, 1999, employer contributions were reduced by $33,386 from forfeited nonvested accounts.

Global Imaging Systems, Inc.

401(k) Retirement Plan
Notes to Financial Statements
--------------------------------------------------------------------------------

   Vesting

   Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Employer contribution portion of their accounts plus actual earnings thereon is based on years of credited service. Participants are incrementally vested over six years of credited service. Participants are fully vested upon reaching normal retirement age, death, total disability or termination of the Plan.

   Payment of Benefits

   A participant may receive a lump-sum amount equal to the vested value of his or her account upon termination of employment, attainment of normal retirement age, death or disability. If the participant's vested account balance exceeds $3,500, the Plan will allow the participant to elect when to commence distribution or permit a direct rollover to another qualified plan or IRA. If the vested account balance does not exceed $3,500, the Plan will distribute the balance in a lump-sum.

   Participant Loans

   Loans to participants are not generally available. Participants may be permitted to transfer loans received as a participant in another qualified plan. However, the Plan Administrator may require modification of certain conditions of the loan in order to bring the loan into compliance with the terms of the Plan's loan policy. The Plan Administrator will not approve any loan to a participant in an amount which exceeds 50% of his or her vested account balance (maximum aggregate dollar amount to any individual participant may not exceed $50,000 and may not be less than $1,000). Loan transactions are treated as a transfer to (from) the investment fund from
   (to) the participant loan fund. The loans are secured by the balances in the participant's account and bear interest at a rate determined by a predecessor plan when the loan originated. Interest rates range from 8-12%. Principal and interest is paid ratably through monthly payroll deductions.

   Investment Options

   Participants may direct employer and employee contributions in 1% increments to any of the following investment options:

     Money Market Funds
     ------------------

       Money Market Funds consist of the Prudential Government Money Market Fund and the Prudential Government Securities Fund. Investments in the Prudential Government Money Market Fund are invested in obligations issued or guaranteed by the U.S. Government, its agencies or instrumentalities, and repurchase agreements of such obligations. Funds for the Prudential Government Securities Fund are invested exclusively in U.S. Treasury obligations with maturities of 13 months or less.

Global Imaging Systems, Inc.

401(k) Retirement Plan
Notes to Financial Statements
--------------------------------------------------------------------------------

     Mutual Funds
     ------------

       Prudential Equity Income Fund - The Fund normally invests at least 65% of assets in common stocks and convertibles that provide both current income and capital appreciation. It may invest up to 35% of assets in fixed-income securities rated no lower than CCC. The fund may invest up to 30% of assets in foreign securities; it may also invest in American Depository Receipts.

       Prudential Balanced Fund - Funds are invested in a diversified portfolio comprised generally of equity securities, debt obligations and money market instruments.

       Prudential International Global Income Fund - Funds are invested in all types of common stocks and equivalents (such as convertible debt securities and warrants), preferred stocks, bonds and other debt obligations, including money market instruments, of foreign and domestic companies and governments, government agencies and international organizations.

       Prudential Government Short-Intermediate Term Fund - Funds are diversified in U.S. Treasury Bills, Notes, Bonds, and other debt securities issued by the U.S. Treasury, obligations issued or guaranteed by the U.S. Government including its agencies or instrumentalities, fixed-rate and adjustable rate mortgage-backed securities and corporate debt securities.

       Fidelity Advisor Equity Growth Fund - Funds are invested in common and preferred stock and securities convertible into the common stock of companies with above average growth characteristics.

       Putnam Voyager Fund - Funds are invested in securities of small and rapidly growing companies, as well as larger, more established corporations both domestic and foreign. The Fund may also purchase convertible bonds, warrants and debt securities.

       Putnam Income Fund - The Fund is invested in a variety of fixed-income market sectors, including but not limited to investment-grade corporate bonds, mortgage-backed securities, U.S. Treasuries, high yield corporate bonds, and foreign bonds.

       AIM Balanced Fund - The fund normally invests between 30% and 70% of assets in equities, and the balance in investment-grade fixed-income securities. The fixed-income portion may include U.S. government obligations, mortgage or asset-backed securities and corporate debt. The fund may invest up to 10% of assets in bonds rated below investment grade, and up to 20% of assets in foreign securities.

       Global Imaging Systems, Inc. Stock - Funds are invested in common stock of the Company.

Global Imaging Systems, Inc.

401(k) Retirement Plan
Notes to Financial Statements
--------------------------------------------------------------------------------

       Insurance Contract
       ------------------

         Commercial Union Life Insurance Co. - Prior to merging with Global Imaging Systems, Inc., participants of the Business Equipment Unlimited 401(k) Plan had the option of investing in this life insurance contract. The option to invest in this fund was terminated during fiscal 1997. During fiscal 1998, all remaining funds were transferred to other remaining funds.

     Participants may change their investment options daily.

     Administration

     The Plan is administered by the Company. Prudential Bank and Trust Company is the trustee of the Plan. Administrative expenses are paid by the Plan, except to the extent paid by the Company.

2.   Summary of Significant Accounting Policies:

     Basis of Accounting

     The financial statements of the Plan are prepared under the accrual method of accounting.

     Investment Valuation and Income Recognition

     Investments are stated at fair value as determined by the Plan's trustee based on the last reported sales price on the last business day of the plan year. Net appreciation (depreciation) in fair value of investments includes both realized gains and losses and unrealized appreciation and depreciation in the fair value of investments.

     Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Participant receivables and loans are valued at cost which approximates fair value.

     Payment of Benefits

     Benefits are recorded when paid.

     Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from the estimates.

3.   Financial Data Certified by Trustee (unaudited):

     The assets of the Plan are held by the trustee. The trustee administers and invests the Plan's assets and the related income for the benefit of the Plan's participants. The trustee has

Global Imaging Systems, Inc.

401(k) Retirement Plan
Notes to Financial Statements
--------------------------------------------------------------------------------

     certified the following information to the Plan Administrator as being complete and accurate. For the year ended March 31, 1998 and in accordance with 29 CFR 2520.103-8 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA, the Plan Administrator has elected not to have this information audited by the Plan's independent certified public accountants.

                                                                     March 31,
                                                                        1998

     Money market funds                                             $   859,559
     Mutual funds                                                    12,647,811
     Participant loans                                                  127,415

                                                                       For the
                                                                     Year Ended
                                                                      March 31,
                                                                        1998

     Interest and dividends                                         $   926,831
     Net appreciation/(depreciation) in fair value of investments     1,787,164

4.   Investments:

     The following table presents the Plan's investments at fair value as determined by quoted market prices that represent 5% or more of the Plan's net assets available for plan benefits:

                                                                March 31,
                                                           1999          1998

     Prudential Government Money Market Fund           $ 2,319,640   $  859,559
     Prudential Balance Fund                               868,634    1,079,359
     Prudential International Global Income Fund         2,578,354    1,456,727
     Fidelity Advisor Equity Growth Fund                11,757,872    5,859,883
     Putnam Voyager Fund                                 6,443,100    2,903,724
     Putnam Income Fund                                  1,633,611      814,817

5.   Income Tax Status:

     The Internal Revenue Service has determined and informed the Company by a letter dated July 2, 1998 that the Plan is designed in accordance with Internal Revenue Code . It is the position of the Company that the Plan has been operated in accordance with Internal Revenue Code and ERISA requirements and, therefore, will be considered exempt from federal income taxes. Accordingly, income taxes have not been provided for in the accompanying financial statements.

Global Imaging Systems, Inc.

401(k) Retirement Plan
Notes to Financial Statements
--------------------------------------------------------------------------------

6.   Plan Termination:

     Although it has not expressed any intent to do so, the Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

7.   Recent Pronouncements

     In September of 1999, the American Institute of Certified Public Accountants issued Statement of Position 99-3, "Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters" ("SOP 99-3"). SOP 99-3 simplifies disclosures for certain investments and is effective for fiscal years ending after December 15, 1999. Early application is encouraged but not required. The Company will implement SOP 99-3 for the fiscal year ending March 31, 2000.

8.   Subsequent Events:

     Subsequent to March 31, 1999, the Sponsor acquired the following entities, which have adopted the Plan as of the date shown:

     Name of Company                              Effective Date
     -----------------------------------------------------------

     Henderson's Office Systems                   April 1, 1999
     Dahill Industries, Inc.                      May 1, 1999
     Lewan & Associates, Inc.                     August 1, 1999

     On June 23, 1999, the Company adopted an amendment to reduce the required service hours to become eligible to participate in the Plan from 1,000 hours to one hour.

Global Imaging Systems, Inc.
401(k) Retirement Plan
Schedule of Assets Held for Investment Purposes
March 31, 1999
--------------------------------------------------------------------------------

                                                      Description of investment
                                                       including maturity date,
Identity of Issue, Borrower, Lessor or                    rate of interest,                                  Current
           Similar Party                           collateral par of maturity value            Cost           Value
*    Prudential Government Money
      Market Fund                              Money Market Fund                          $  2,319,640     $  2,319,640
*    Prudential Equity Growth Fund             Mutual Fund                                     954,078          840,477
*    Prudential Balanced Fund                  Mutual Fund                                     888,089          868,634
*    Prudential International Global Fund      Mutual Fund                                   2,425,200        2,578,354
*    Prudential Government Short-
      Intermediate Term Fund                   Mutual Fund                                     268,548          267,019
     Fidelity Advisor Equity Growth Fund       Mutual Fund                                   9,602,278       11,757,872
     Putnam Voyager Fund                       Mutual Fund                                   5,567,965        6,443,100
     Putnam Income Fund                        Mutual Fund                                   1,683,842        1,633,611
     AIM Balance Fund                          Mutual Fund                                   1,073,814        1,118,408
*    Global Imaging Systems, Inc., Stock       Common Stock                                     56,872           44,301
*    Participant Loans                         Interest ranging from 8%-12%                    228,523          228,523
                                                                                          ------------     ------------

                                                                                          $ 25,068,849     $ 28,099,939
                                                                                          ============     ============

*    Represents a party-in-interest to the Plan.


          The preceding notes are an integral part of this schedule.

Global Imaging Systems, Inc.                                       Schedule II
401(K) Retirement Plan
Schedule of Reportable Transactions*
For the Year Ended March 31, 1998
-------------------------------------------------------------------------------


                                                                                         Purchase      Selling        Cost of
          Identity of Party Involved                           Description of Asset       Price         Price          Asset
Single transactions in excess of 5% of Plan assets
--------------------------------------------------

Prudential Money Market Fund                               **   Money Market Fund       $ 1,058,928   $        -    $ 1,058,928
Prudential International Global Income Fund                **   Mutual Fund                 811,200            -        811,220
Fidelity Advisor Equity Growth Fund                             Mutual Fund                 715,288            -        715,228
                                                                                          1,767,750            -      1,767,750
                                                                                            858,147            -        858,147
Putnam Voyager Fund                                             Mutual Fund               1,494,302            -      1,494,302
AIM Balanced Fund                                               Mutual Fund                 723,513            -        723,513

Series of transactions in excess of 5% of Plan Assets
-----------------------------------------------------

Prudential Money Market Fund                               **   Money Market Fund       $ 2,644,738   $        -    $ 2,644,738
                                                                                                  -    1,089,740      1,089,705
Prudential Equity Income Fund                              **   Mutual Fund               1,176,393            -      1,176,393
                                                                                                  -      334,711        366,712
Prudential Balanced Fund                                   **   Mutual Fund                 367,583            -        367,583
                                                                                                  -      538,812        502,820
Prudential International Global Income Fund                **   Mutual Fund               1,587,928            -      1,587,928
                                                                                                  -      477,256        495,831
Fidelity Advisor Equity Growth Fund                             Mutual Fund               5,849,038            -      5,849,038
                                                                                                  -    1,061,005        944,036
Putnam Voyager Fund                                             Mutual Fund               3,902,047            -      3,902,047
                                                                                                  -      574,372        517,335
Putnam Income Fund                                              Mutual Fund               1,292,489            -      1,292,489
                                                                                                  -      339,540        340,181
AIM Balanced Fund                                               Mutual Fund               1,335,982            -      1,335,982
                                                                                                  -      469,192        448,480

                                                            Current Value
                                                            of Asset on
                                                            Transaction        Net
                                                               Date            Gain
Single transactions in excess of 5% of Plan assets
--------------------------------------------------

Prudential Money Market Fund                                 $ 1,058,928    $        -
Prudential International Global Income Fund                      811,220             -
Fidelity Advisor Equity Growth Fund                              715,228             -
                                                               1,767,750             -
                                                                 858,147             -
Putnam Voyager Fund                                            1,494,302             -
AIM Balanced Fund                                                723,513             -


Series of transactions in excess of 5% of Plan Assets
-----------------------------------------------------

Prudential Money Market Fund                                 $ 2,644,738    $        -
                                                               1,089,740            35
Prudential Equity Income Fund                                  1,176,393             -
                                                                 334,711       (32,001)
Prudential Balanced Fund                                         367,583             -
                                                                 538,812        35,992
Prudential International Global Income Fund                    1,587,928             -
                                                                 477,256       (18,575)
Fidelity Advisor Equity Growth Fund                            5,849,038             -
                                                               1,061,005       116,969
Putnam Voyager Fund                                            3,902,047             -
                                                                 574,372        57,037
Putnam Income Fund                                             1,292,489             -
                                                                 339,540          (641)
AIM Balanced Fund                                              1,335,982             -
                                                                 469,192        20,712

* Transaction or series of transactions in excess of five percent of the current value of the Plan's net assets as of March 31, 1998 as defined in 29 CFR 2520.103-6 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA.

**   Represents a party-in-interest to the Plan.


  The preceding Notes to Financial Statements are an integral part of this schedule.

                                   SIGNATURE


   The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other person who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                 Global Imaging Systems 401(k) Retirement Plan
                                ------------------------------------------------
                                                    (Registrant)


October 12, 1999                                /s/ Michael Mueller
----------------               -------------------------------------------------
      Date                                       Michael Mueller
                               Senior Vice President and Chief Operating Officer

                                 EXHIBIT INDEX
                                 -------------


  Number     Exhibit                                                Page
  ------     -------                                                ----

   23        Consent of Independent Certified Public Accountants     21